Exhibit 99.1

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its condensed interim consolidated financial statements for the quarter ended September 30, 2013.

On July 11, 2013, Nymox reported favorable results from the July 9, 2013 Safety Monitoring Committee meeting of ongoing safety data for the Company’s NX02-0017 clinical trial for benign prostatic hyperplasia (BPH).

On August 22, Nymox reported favorable results from the August 20, 2013 Safety Monitoring Committee review of safety data for the Company’s NX02-0018 clinical trial. The meetings found no significant safety concerns.

On September 26, Nymox announced that enrollment in the company's NX03-0040 US Phase 2 clinical trial of NX-1207 for localized prostate cancer was nearing completion with over 80% patients enrolled.

The NX03-0040 study involves 150 patients with low grade localized prostate cancer who are randomized to low or high dose NX-1207 or to control (active surveillance with no drug or surgical or radiation treatment). Patients undergoing active surveillance in the trial also have the opportunity to receive NX-1207 after completion of their active surveillance portion of the trial.

The NX03-0040 study assesses the safety and efficacy of NX-1207 in eradicating or shrinking low grade localized prostate cancer tumors by multiple clinical and laboratory measurements and blinded prostate biopsies at 6 weeks after treatment. Initial top-line results from trial NX03-0040 will be available soon after completion of the post-treatment biopsy assessment of the last patient randomized to drug. Safety assessments of patients treated to date have been positive with no serious or unexpected adverse effects related to the drug, based on ongoing monitoring and safety committee reviews.

In the study, NX-1207 is administered directly into the area of the prostate where the cancer was detected. The drug treatment is performed by a urologist in an office setting, and does not require anaesthesia, sedation, or catheterization. Treatment takes only a few minutes and involves minimal discomfort to the patient.

About 1 in 6 men will be diagnosed with prostate cancer during their lifetime. Most cases of prostate cancer are detected via prostate-specific antigen (PSA) screening and are usually found as localized tumors. Surgical removal of the prostate (radical prostatectomy) and radiation therapy with or without androgen deprivation therapy are the most common active treatment options for localized prostate cancer but have significant short- and long- term adverse effects, including impotence, urinary dysfunction, and other complications.

Nymox wishes to thank all of our shareholders for their valuable and strong support as we move toward the next developments for your Company.

/s/ Paul Averback, MD
Paul Averback MD
President

November 14, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the three and nine months ended September 30, 2013, 2012 and 2011. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes. This MD&A is dated November 14, 2013. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 trials in the U.S. In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of BPH as the initial indication for development and commercialization. NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well-known investigational sites across the U.S. with planned enrollment of 1,000 patients. The first Phase 3 study, NX02-0017, completed enrollment in November 2012. The second Phase 3 study, NX02-0018, completed enrollment in May 2013. An open-label U.S. re-injection safety study of NX-1207 for BPH was started in July of 2011 and reached completion of its primary endpoint assessment in January 2013. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in March 2012. The Corporation is also developing new treatments for bacterial infections in humans. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years. The costs relating to clinical trials for our potential therapeutic products will increase expenditures and delay profitability, despite anticipated increases in sales revenue in the coming years.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

  Our Clinical Trials for Our Therapeutic Products in Development, Such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for Our Therapeutic Products, Such as NX-1207, May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

  A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for Our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

  We Face Challenges in Developing, Manufacturing and Improving Our Products

  Our Products and Services May Not Receive Necessary Regulatory Approvals

  We Face Significant and Growing Competition

  We May Not Be Able to Successfully Market Our Products

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for Our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  The Issuance of New Shares May Dilute Nymox’s Stock

  We Face Potential Losses Due to Foreign Currency Exchange Risks

  We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Critical Accounting Policies

The consolidated financial statements of the Corporation have been prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board. The Corporation’s functional and presentation currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Corporation has generally derived its revenue from product sales and collaboration agreements. Revenue from product sales is recognized when the product has been delivered and obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting are recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectability is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

Revenue recognition is subject to critical judgments, particularly in the collaboration agreement described above. Management uses judgment in estimating the service period over which revenue is recognized.

Valuation of Property and Equipment

Property and equipment are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Corporation reviews the unamortized balance of property and equipment, and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

  Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

  Significant negative industry or economic trends.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets in the CGU on a pro rata basis. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Corporation’s property and equipment are impaired.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost related to employee awards is measured at fair value at the date of grant, net of forfeitures, and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. There is estimation uncertainty with respect to selecting inputs to the Black-Scholes pricing model used to determine the fair value of the stock options. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings.

Recoverability of Deferred Tax Assets

Management judgment is required in assessing the recoverability of deferred tax assets. We have recorded no deferred tax assets as of September 30, 2013 and 2012, due to uncertainties related to our ability to utilize all, or a portion of, our deferred tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be recovered. The ultimate recoverability of deferred tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

Results of Operations

Nine Months Ended September 30	2013	2012	2011
Total revenues	$2,421,520	$2,283,037	$2,336,209
Net loss	$(3,591,682)	$(4,813,666)	$(7,993,264)
Loss per share (basic & diluted)	$(0.11)	$(0.15)	$(0.24)
Total assets	$1,051,294	$2,137,236	$6,520,241
Non-current financial liabilities	$400,000	$400,000	$400,000

Quarterly Results	Q3 – 2013	Q2 – 2013	Q1 – 2013	Q4 – 2012
Total revenues	$743,288	$839,586	$838,646	$789,550
Net loss	$(1,020,387)	$(1,477,389)	$(1,093,906)	$(2,813,922)
Loss per share (basic & diluted)	$(0.03)	$(0.04)	$(0.03)	$(0.08)
	Q3 – 2012	Q2 – 2012	Q1 – 2012	Q4 – 2011
Total revenues	$764,564	$778,894	$739,579	$777,606
Net loss	$(1,245,563)	$(1,721,128)	$(1,846,974)	$(1,659,125)
Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.06)	$(0.05)

The revenues in 2013, 2012 and 2011 include revenue being recognized on a systematic basis over the estimated service period related to the upfront payment of €10 million (US$13.1 million) received from Recordati in December 2010. The net loss during the fourth quarter of 2012 includes a stock compensation charge in the amount of $1,640,500 which explains the increase in net loss for that quarter compared to other quarters presented.

Results of Operations – Q3 2013 compared to Q3 2012

Net losses were $1,020,387, or $0.03 per share, for the quarter, and $3,591,682, or $0.11 per share, for the nine months ended September 30, 2013, compared to $1,245,563, or $0.04 per share, for the quarter, and $4,813,666, or $0.15 per share, for the nine months ended September 30, 2012. Net losses include stock compensation charges of $293,384 in 2013 and $294,945 in 2012. The decrease in net losses for the quarter and the nine months ended September 30, 2013 compared to the same periods in 2012 is related to reductions in many areas of expenditures mainly due to a reduction in clinical trial expenditures as the NX-1207 studies near completion. The weighted average number of common shares outstanding for the nine months ended September 30, 2013 was 34,006,597 compared to 33,115,780 for the same period in 2012.

Revenues

Revenues from sales of goods amounted to $88,888 for the quarter, and $458,320 for the nine-months ended September 30, 2013, compared with $110,164 for the quarter, and $319,837 for the nine months ended September 30, 2012. The decrease in orders from customers for NicAlert™/TobacAlert™ in the third quarter is attributable to a reduction in U.S. government research grants in 2013 compared to prior years. The increase for the first nine months of 2013 compared to the same period in 2012 is due to new revenue relating to the sale of goods under our licensing agreement. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the quarter and nine months ended September 30, 2013 and 2012, amounts of $654,400 and $1,963,200 were recognized as revenue relating to the upfront payment received from Recordati in December 2010. At September 30, 2013, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $5,780,533.

Research and Development

Research and development expenditures were $1,428,025 for the quarter, and $4,593,695 for the nine months ended September 30, 2013, compared with $1,509,256 for the quarter, and $5,353,670 for the nine months ended September 30, 2012. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Research and development expenditures also include stock compensation charges of $10,068 in the nine months ended September 30, 2013 and $32,882 in the comparative period in 2012. The decrease in expenses is attributable to a reduction in clinical trial expenditures as the NX-1207 studies near completion. In 2013, research tax credits and grants amounted to $453,343 compared to $221,994 in 2012. The increase in 2013 reflects the payment of amounts totaling $194,695 which were reserved as provisions in prior years. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $38,349 for the quarter, and $237,699 for the nine months ended September 30, 2013, compared with $33,244 for the quarter, and $121,675 for the nine months ended September 30, 2012. The increase in expenses for the nine month period is attributable to stock compensation expenses recorded in the third quarter of 2013 which amounted to $123,700 compared to $389 for the same nine month period in 2012. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $560,282 for the quarter, and $1,354,848 for the nine months ended September 30, 2013, compared with $476,332 for the quarter, and $1,615,779 for the nine months ended September 30, 2012. General and administrative expenditures also include stock compensation charges of $159,616 for the nine months ended September 30, 2013 and $261,674 in the comparative period in 2012. The increase for the third quarter of 2013 is due to higher expenditures on shareholder relations compared to the same quarter in 2012. The decrease in expenses for the nine month period is primarily attributable to a reduction in professional fees and other general expenditures in 2013 compared to 2012. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Finance costs - Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 49% of 2013 expenses (60% in 2012; 73% in 2011) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2013 or 2012.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Results of Operations – Q3 2012 compared to Q3 2011

Net losses were $1,245,563, or $0.04 per share, for the quarter, and $4,813,666, or $0.15 per share, for the nine months ended September 30, 2012, compared to $1,614,041, or $0.05 per share, for the quarter, and $7,993,264, or $0.24 per share, for the nine months ended September 30, 2011. Net losses include stock compensation charges of $294,945 in 2012 and $3,943,338 in 2011. The decrease in net losses is principally attributable to the substantially lower stock compensation charges recorded in 2012 compared to the same period in 2011. The weighted average number of common shares outstanding for the nine months ended September 30, 2012 was 33,115,780 compared to 32,636,771 for the same period in 2011.

Revenues

Revenues from sales of goods amounted to $110,164 for the quarter, and $319,837 for the nine months ended September 30, 2012, compared with $150,312 for the quarter, and $373,009 for the nine months ended September 30, 2011. The decrease in orders from customers for NicAlert™/TobacAlert™ is attributable to a reduction in U.S. government research grants in 2012 compared to 2011. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage.

For the quarter and nine months ended September 30, 2012 and 2011, amounts of $654,400 and $1,963,200 were recognized as revenue relating to the upfront payment received from Recordati in December 2010. At September 30, 2012, the deferred revenue related to this transaction recorded in the statement of financial position amounted to $8,398,133.

Research and Development

Research and development expenditures were $1,509,256 for the quarter, and $5,353,670 for the nine months ended September 30, 2012, compared with $1,647,342 for the quarter, and $7,570,629 for the nine months ended September 30, 2011. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. Research and development expenditures also include stock compensation charges of $32,882 in the nine months ended September 30, 2012 and $2,325,265 in the comparative period in 2011. The decrease in expenses is primarily attributable to the substantially lower stock compensation charges recorded in 2012 compared to the same period in 2011. In 2012, research tax credits and grants amounted to $221,994 compared to $473,805 in 2011. The decrease is due to the recognition in 2011 of the grant awarded from the U.S. government under the Qualifying Therapeutic Discovery Project in the amount of $244,479, which was not repeated in 2012.

Marketing Expenses

Marketing expenditures were $33,244 for the quarter, and $121,675 for the nine months ended September 30, 2012, compared with $47,401 for the quarter, and $590,271 for the nine months ended September 30, 2011. Marketing expenditures also include stock compensation charges of $398 for the nine months ended September 30, 2012 and $434,234 in the comparative period in 2011. The decrease in expenses is primarily attributable to the substantially lower stock compensation charges recorded in 2012 compared to the same period in 2011. The balance of the decrease for the quarter and the nine months is due to a decrease in costs of publicity in 2012 compared to 2011.

General and Administrative Expenses

General and administrative expenses were $476,332 for the quarter, and $1,615,779 for the nine months ended September 30, 2012, compared with $686,409 for the quarter, and $2,417,154 for the nine months ended September 30, 2011. General and administrative expenditures also include stock compensation charges of $261,674 for the nine months ended September 30, 2012 and $1,183,839 in the comparative period in 2011. The decrease in expenses for the quarter and the nine months is primarily attributable to the substantially lower stock compensation charges recorded in 2012 compared to the same period in 2011.

Contractual Obligations

Nymox has no contractual obligations of significance other than long-term lease commitments for rental of laboratory and office space, insurance premium installments, other operating leases and redeemable preferred shares as follows:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$580,225	$355,856	$224,369	$0
Insurance Premium Installments	$113,893	$113,893	$0	$0
Operating Leases	$18,186	$8,133	$9,280	$773
Total Contractual Obligations	$712,304	$477,882	$233,649	$773

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2013, 2012 and 2011 other than those disclosed for key management personnel in note 10 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of September 30, 2013, cash and receivables including tax credits receivable totalled $970,017 compared with $1,647,174 at December 31, 2012. The decrease in cash and receivables is primarily due to timing differences in payments of our expenditures and receipt of cash under our common stock private purchase agreement. In November 2012, the Corporation signed a common stock private purchase agreement, whereby Lorros-Greyse Investments Limited (the “Purchaser”) was committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 19, 2012. As at September 30, 2013, twelve drawings were made under the new common stock private purchase agreement, for total proceeds of $5,100,000. On February 4, 2013, 153,610 common shares were issued at a price of $6.51 per share. On March 28, 2013, 214,425 common shares were issued at a price of $5.13 per share. On May 8, 2013, 40,404 common shares were issued at a price of $4.95 per share. On May 17, 2013, 72,917 common shares were issued at a price of $4.80 per share. On May 23, 2013, 61,100 common shares were issued at a price of $4.91 per share. On June 27, 2013, 40,080 common shares were issued at a price of $4.99 per share. On July 22, 2013, 54,446 common shares were issued at a price of $5.51 per share. On July 25, 2013, 34,305 common shares were issued at a price of $5.83 per share. On August 14, 2013, 78,125 common shares were issued at a price of $6.40 per share. On September 3, 2013, 49,157 common shares were issued at a price of $7.12 per share. On September 6, 2013, 39,683 common shares were issued at a price of $7.56 per share. On September 26, 2013, 49,261 common shares were issued at a price of $6.09 per share.

The Corporation intends to access financing under this agreement when appropriate to fund its research and development. The Corporation believes that cash balances, funds from operations, as well as funds from the common stock private purchase agreement will be sufficient to meet the Corporation’s cash requirements for at least the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The Corporation relies primarily on this financing as well as collaboration agreements to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

Outstanding Share Data

As at November 14, 2013, there were 34,521,127 common shares of Nymox issued and outstanding. In addition, 5,449,500 share options are outstanding, of which 5,409,500 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Corporation’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of September 30, 2013.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year end December 31, 2012 was included in the 2012 Annual Management’s Discussion and Analysis and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2012.

Changes in Internal Controls Over Financial Reporting

There have been no changes since December 31, 2012 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Changes in accounting policies:

New standards and interpretations adopted during the period:

IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 12 - Disclosure of Interests in Other Entities, which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

IFRS 13 - Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

The impact of the adoption of these standards and amendments did not have a significant impact on the Corporation’s condensed interim consolidated financial statements.

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”). They are mandatory but not yet effective for the period ended September 30, 2013 and have not been applied in preparing these unaudited condensed interim consolidated financial statements.

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standard and interpretation has been issued by the IASB and the IFRIC and the Corporation is currently assessing its impact on the financial statements.

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments. The issuance of the first phase of the IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. IFRS 9 establishes two measurement categories for financial assets: amortized cost and fair value. Existing IAS 39 categories of loans and receivables, held-to-maturity investments, and available-for-sale financial assets have been eliminated. The criteria for a financial asset to be measured at amortized cost include: the objective of the business model is to hold assets in order to collect contractual cash flows; and, the contractual terms give rise, on contractual dates, to cash flows that are solely payments of principal and interest on principal outstanding. All other financial assets are measured at fair value.

The Company intends to adopt IFRS 9 in its consolidated financial statements for the annual period beginning on January 1, 2015. The Company has not yet assessed the impact of the adoption of this standard on its consolidated financial statements, however does not expect that it will have a significant impact.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Factors that could cause actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation, many of which are beyond our control, include the Corporation’s ability to:

  identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities;

  obtain suitable financing to support its operations and clinical trials;

  manage its growth and the commercialization of its products;

  achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology corporation;

  successfully compete in its markets;

  realize the results it anticipates from the clinical trials of its products;

  succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products;

  achieve regulatory clearances for its products;

  obtain on commercially reasonable terms adequate product liability insurance for its commercialized products and avoid product liability claims;

  adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors;

  assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

  not encounter problems with third parties, including key personnel, upon whom it is dependent.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Condensed Interim Consolidated Financial Statements of
(Unaudited)

NYMOX PHARMACEUTICAL
CORPORATION

Periods ended September 30, 2013, 2012 and 2011

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2013, 2012 and 2011

Financial Statements
Condensed Interim Consolidated Statements of Financial Position	1
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	2
Condensed Interim Consolidated Statements of Changes in Equity	3
Condensed Interim Consolidated Statements of Cash Flows	4

Notes to Condensed Interim Consolidated Financial Statements
1.	Business activities	5
2.	Basis of preparation	5
3.	Significant accounting policies	6
4.	Licensing revenues and deferred revenue	7
5.	Preferred shares of a subsidiary and non-controlling interest	8
6.	Share capital	8
7.	Contingencies	12
8.	Income taxes	12
9.	Earnings per share	12
10.	Related parties	13
11.	Comparative information	13

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Financial Position
(Unaudited)

September 30, 2013 and December 31, 2012
(in US dollars)

	Note	September 30, 2013	December 31, 2012

Assets

Current assets:
Cash		$652,495	$1,030,075
Trade accounts receivable		20,504	30,732
Other receivables		38,375	54,169
Research tax credits receivable		258,643	532,198
Prepaid expenses		6,054	31,988
Security deposit		17,396	17,396
Inventories		44,178	42,503
Total current assets		1,037,645	1,739,061

Non-current assets:
Property and equipment		13,649	15,118
Total non-current assets		13,649	15,118

Total assets		$1,051,294	$1,754,179

Liabilities and Equity

Current liabilities:
Trade accounts payable		$559,479	$880,533
Accrued liabilities:
Payroll related liabilities		18,111	14,388
Other accrued liabilities		188,290	160,238
Deferred revenue	4	2,617,600	2,617,600
Total current liabilities		3,383,480	3,672,759

Non-current liabilities:
Deferred revenue	4	3,162,933	5,126,133
Preferred shares of a subsidiary	5	400,000	400,000
Total non-current liabilities		3,562,933	5,526,133

Equity:
Share capital	6	74,819,029	69,705,389
Additional paid-in capital		12,644,645	12,362,281
Deficit		(93,758,793)	(89,912,383)
Total equity attributable to the shareholders of the Corporation		(6,295,119)	(7,844,713)

Non-controlling interest	5	400,000	400,000
Total equity		(5,895,119)	(7,444,713)

Contingencies	7

Total liabilities and equity		$1,051,294	$1,754,179

See accompanying notes to the condensed interim consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback Director

/s/ Paul McDonald Director

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)

Nine-month periods ended September 30, 2013, 2012 and 2011
(in US dollars)

		Three months ended September 30,			Nine months ended September 30,
	Note	2013	2012	2011	2013	2012	2011

Revenues:
Sales of goods		$88,888	$110,164	$150,312	$458,320	$319,837	$373,009
Licensing revenues: Upfront payment	4	654,400	654,400	654,400	1,963,200	1,963,200	1,963,200
		743,288	764,564	804,712	2,421,520	2,283,037	2,336,209

Expenses:
Research and development	6(c)	1,428,025	1,509,256	1,647,342	4,593,695	5,353,670	7,570,629
Less research tax credits and grants		(328,981)	(80,880)	(66,267)	(453,343)	(221,994)	(473,805)
		1,099,044	1,428,376	1,581,075	4,140,352	5,131,676	7,096,824

General and administrative	6(c)	560,282	476,332	686,409	1,354,848	1,615,779	2,417,154
Marketing	6(c)	38,349	33,244	47,401	237,699	121,675	590,271
Cost of sales		48,230	59,189	105,815	259,627	201,537	225,153
		1,745,905	1,997,141	2,420,700	5,992,526	7,070,667	10,329,402
Results from operating activities		(1,002,617)	(1,232,577)	(1,615,988)	(3,571,006)	(4,787,630)	(7,993,193)

Net finance income (costs):
Finance income		574	976	4,125	3,231	5,574	9,186
Finance costs		(18,344)	(13,962)	(2,178)	(23,907)	(31,610)	(9,257)
		(17,770)	(12,986)	1,947	(20,676)	(26,036)	(71)

Net loss and comprehensive loss attributed to the shareholders of the Corporation		$(1,020,387)	$(1,245,563)	$(1,614,041)	$(3,591,682)	$(4,813,666)	$(7,993,264)

Basic and diluted loss per share	9	$(0.03)	$(0.04)	$(0.05)	$(0.11)	$(0.15)	$(0.24)

Weighted average number of common shares outstanding	9	34,299,594	33,202,515	32,713,591	34,006,597	33,115,780	32,636,771

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited)

Nine-month periods ended September 30, 2013, 2012 and 2011
(in US dollars)

		Attributable to equity holders of the Corporation
				Additional			Non-
		Share capital		paid-in			controlling	Total
	Note	Number	Dollars	capital	Deficit	Total	interest	equity

Balance, December 31, 2012		33,572,442	$69,705,389	$12,362,281	$(89,912,383)	$(7,844,713)	$400,000	$(7,444,713)

Transactions with owners, recorded directly in equity:

Issuance of share capital	6(a)	887,513	5,100,000	–	–	5,100,000	–	5,100,000

Option surrender agreement
Cash		19,563	2,620	–	–	2,620	–	2,620
Ascribed value		–	11,020	(11,020)	–	–	–	–

Share issue costs		–	–	–	(254,728)	(254,728)	–	(254,728)

Stock-based compensation	6(c)	–	–	293,384	–	293,384	–	293,384

Total contributions by owners		907,076	5,113,640	282,364	(254,728)	5,141,276	–	5,141,276

Net loss and comprehensive loss		–	–	–	(3,591,682)	(3,591,682)	–	(3,591,682)

Balance, September 30, 2013		34,479,518	$74,819,029	$12,644,645	$(93,758,793)	$(6,295,119)	$400,000	$(5,895,119)

Balance, December 31, 2011		32,993,302	$66,062,961	$10,445,524	$(82,106,044)	$(5,597,559)	$400,000	$(5,197,559)

Transactions with owners, recorded directly in equity:

Issuance of share capital	6(a)	315,839	2,075,000	–	–	2,075,000	–	2,075,000

Exercise of stock options and option surrender agreement		9,268	31,988	(22,988)	–	9,000	–	9,000

Share issue costs		–	–	–	(103,750)	(103,750)	–	(103,750)

Stock-based compensation	6(c)	–	–	294,945	–	294,945	–	294,945

Total contributions by owners		325,107	2,106,988	271,957	(103,750)	2,275,195	–	2,275,195

Net loss and comprehensive loss		–	–	–	(4,813,666)	(4,813,666)	–	(4,813,666)

Balance, September 30, 2012		33,318,409	$68,169,949	$10,717,481	$(87,023,460)	$(8,136,030)	$400,000	$(7,736,030)

Balance, December 31, 2010		32,573,856	$62,855,147	$6,493,544	$(72,203,305)	$(2,854,614)	$400,000	$(2,454,614)

Transactions with owners, recorded directly in equity:

Issuance of share capital	6 (a)	114,416	1,000,000	–	–	1,000,000	–	1,000,000

Exercise of stock options and option surrender agreement		66,039	54,040	–	–	54,040	–	54,040

Share issue costs		–	–	–	(50,000)	(50,000)	–	(50,000)

Stock-based compensation	6(c)	–	–	3,943,338	–	3,943,338	–	3,943,338

Total contributions by owners		180,455	1,054,040	3,943,338	(50,000)	4,947,378	–	4,947,378

Net loss and comprehensive loss		–	–	–	(7,993,264)	(7,993,264)	–	(7,993,264)

Balance, September 30, 2011		32,754,311	$63,909,187	$10,436,882	$(80,246,569)	$(5,900,500)	$400,000	$(5,500,500)

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION Condensed Interim Consolidated Statements of Cash Flows (Unaudited) Nine-month periods ended September 30, 2013, 2012 and 2011 (in US dollars)

	Note	2013	2012	2011

Cash flows from (used in) operating activities:
Net loss		$(3,591,682)	$(4,813,666)	$(7,993,264)
Adjustments for:
Depreciation of property and equipment		6,713	7,810	10,400
Stock-based compensation	6(c)	293,384	294,945	3,943,338
Changes in non-cash operating balances:
Prepaid expenses		25,934	-	-
Trade accounts receivable and other receivables		26,022	82,571	(54,407)
Research tax credits receivable		273,555	(221,994)	(229,325)
Inventories		(1,675)	9,420	14,663
Trade accounts payable and accrued liabilities		(289,279)	263,641	(1,972,895)
Deferred revenue		(1,963,200)	(1,963,200)	(1,963,200)
		(5,220,228)	(6,340,473)	(8,244,690)

Cash flows from (used in) financing activities:
Proceeds from issuance of share capital		5,100,000	2,075,000	1,000,000
Share issue costs		(254,728)	(103,750)	(50,000)
Proceeds from exercise of stock options		2,620	9,000	54,040
		4,847,892	1,980,250	1,004,040

Cash flows used in investing activities:
Additions to property and equipment		(5,244)	(3,372)	(19,786)
Net decrease in cash		(377,580)	(4,363,595)	(7,260,436)

Cash, beginning of the period		1,030,075	5,918,921	13,174,999

Cash, end of the period		$652,495	$1,555,326	$5,914,563

See accompanying notes to the condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)

Nine-month periods ended September 30, 2013, 2012 and 2011
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation is a company domiciled in Canada and is incorporated under the Canada Business Corporations Act. Nymox Pharmaceutical Corporation including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head-office of the Corporation is located at 9900 Cavendish Boulevard, Saint-Laurent, Québec. The Corporation developed AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation currently markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 clinical trials. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease and new antibacterial agents for the treatment of bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 6 (a). The Corporation depends on this financing, as well as collaboration agreements, to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue-generating activities. Management believes that cash balances, funds from operations, as well as funds from the Common Stock Private Purchase Agreement will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Basis of preparation:

	(a)	Statement of compliance:

The condensed interim consolidated financial statements of the Corporation have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in connection with the previously issued annual financial statements of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2013, 2012 and 2011
(in US dollars)

2.	Basis of preparation (continued):

	(a)	Statement of compliance (continued):

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 8, 2013.

	(b)	Basis of measurement:

The condensed interim consolidated financial statements have been prepared on a going concern and on the historical cost basis. The functional and presentation currency of the Corporation is the US dollar.

3.	Significant accounting policies:

The accounting policies described in the Corporation’s 2012 annual consolidated financial statements have been applied consistently to all periods presented in these condensed interim consolidated financial statements except as noted below.

New standards and interpretations adopted during the period:

IFRS 10 - Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 12 - Disclosure of Interests in Other Entities, which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

IFRS 13 - Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

The impact of the adoption of these standards and amendments did not have a significant impact on the Corporation’s condensed interim consolidated financial statements.

New standards and interpretations issued but not yet adopted:

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”). They are mandatory but not yet effective for the period ended September 30, 2013, and have not been applied in preparing these condensed interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2013, 2012 and 2011
(in US dollars)

3.	Significant accounting policies (continued):

Many of these are not applicable or are inconsequential to the Corporation and have been excluded from the discussion below. The following standard and interpretation has been issued by the IASB and the IFRIC and the Corporation is currently assessing its impact on the financial statements:

IFRS 9 - Financial Instruments (“IFRS 9”) ultimately replaces IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments. The issuance of the first phase of IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. IFRS 9 establishes two measurement categories for financial assets: amortized cost and fair value. Existing IAS 39 categories of loans and receivables, held-to-maturity investments, and available-for-sale financial assets have been eliminated. The criteria for a financial asset to be measured at amortized cost include: the objective of the business model is to hold assets in order to collect contractual cash flows; and, the contractual terms give rise, on contractual dates, to cash flows that are solely payments of principal and interest on principal outstanding. All other financial assets are measured at fair value.

The Corporation intends to adopt IFRS 9 in its consolidated financial statements for the annual period beginning on January 1, 2015. The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements, however does not expect that it will have a significant impact.

4.	Licensing revenues and deferred revenue:

On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of benign prostatic hyperplasia (“BPH”) as the initial indication for development and commercialization. Recordati made an upfront payment to the Corporation of €10,000,000 (US$13,088,000), in December 2010, and will make regulatory approval and sales milestones payments, and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales if the case specific contractual conditions are achieved.

The upfront payment of $13,088,000 has been deferred and is being recognized as revenue on a systematic basis over the estimated service period. This period may be modified in the future based on additional information that may be received by the Corporation. In the three- and nine-month periods ended September 30, 2013, an amount of $654,400 (2012 - $654,400; 2011 - $654,400) and $1,963,200 (2012 - $1,963,200; 2011 - $1,963,200), respectively, were recognized as revenue related to this upfront payment. As at September 30, 2013, the deferred revenue related to this transaction amounted to $5,780,533 (as at December 31, 2012 - $7,743,733).

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2013, 2012 and 2011
(in US dollars)

5.	Preferred shares of a subsidiary and non-controlling interest:

The preferred shares of a subsidiary and the non-controlling interest relate to redeemable and/or convertible preferred shares of Serex Inc. in the amount of $800,000. These preferred shares are convertible into common shares of Serex Inc. at a price of $3.946 per share. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex Inc. These redeemable preferred shares in the amount of $400,000 have been presented as a liability in the statements of financial position and are measured at their issue price which is also the redemption value. The non-redeemable portion is presented within equity, separately from equity of the shareholders of the Corporation, as non-controlling interest.

6.	Share capital:

	September 30, 2013	December 31, 2012

Authorized:
An unlimited number of common shares, at no par value

Issued, outstanding and fully paid:
Number of common shares	34,479,518	33,572,442
Dollars	$74,819,029	$69,705,389

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Common Stock Private Purchase Agreement:

In November 2011, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2012, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2013, 2012 and 2011
(in US dollars)

6.	Share capital (continued):

(a)	Common Stock Private Purchase Agreement (continued):

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $1,000,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8,000,000 of common shares under the agreement.

In the nine-month period ended September 30, 2013, the Corporation issued 887,513 common shares to the Purchaser under the agreements for proceeds of $5,100,000. At September 30, 2013, the Corporation can require the Purchaser to purchase up to $9,900,000 worth of common shares over the remaining 13 months of the new agreement, provided the Corporation adheres to its covenants.

The Corporation records the equity transaction at the amount received.

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As at September 30, 2013, 1,550,500 options (2012 - 2,044,500; 2011 - 2,120,000) could still be granted by the Corporation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2013, 2012 and 2011
(in US dollars)

6.	Share capital (continued):

(b)	Stock options (continued):

The following table provides the activity of stock option awards during the nine-month period ended September 30, 2013 and for options outstanding and exercisable at the end of the nine-month period ended September 30, 2013, the weighted average exercise price and the weighted average remaining contractual life (in years):

	Options outstanding
	Number	Weighted average exercise price	Weighted average remaining contractual life (in years)

Outstanding, December 31, 2012	5,940,500	$4.03	4.74
Granted	90,000	5.24
Exercised	(1,000)	2.62
Expired	(50,000)	3.75
Surrendered	(30,000)	2.71

Outstanding, September 30, 2013	5,949,500	$4.06	4.12

Options exercisable	5,909,500	$4.03	4.11

(c)	Stock-based compensation:

	Three months ended September 30,			Nine months ended September 30,
Employee expenses	2013	2012	2011	2013	2012	2011

Stock options granted in 2006	$–	$–	$41,442	$–	$29,488	$154,122
Stock options granted in 2011	2,610	4,848	–	10,068	41,394	–
Stock options granted in 2012	11,332	160,431	235,738	44,456	224,063	3,789,216
Stock options granted in 2013	115,160	–	–	238,860	–	–

Total stock-based compensation expense recognized	$129,102	$165,279	$277,180	$293,384	$294,945	$3,943,338

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2013, 2012 and 2011
(in US dollars)

6.	Share capital (continued):

(c)	Stock-based compensation (continued):

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	Three months ended September 30,			Nine months ended September 30,
	2013	2012	2011	2013	2012	2011

Stock-based compensation pertaining to general and administrative	$126,492	$164,471	$234,835	$159,616	$261,674	$1,183,839
Stock-based compensation pertaining to marketing	-	-	547	123,700	389	434,234
Stock-based compensation pertaining to research and development	2,610	808	41,798	10,068	32,882	2,325,265

	$129,102	$165,279	$277,180	$293,384	$294,945	$3,943,338

The fair value of the options granted during the nine-month periods ended September 30, 2013, 2012 and 2011 was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2013	2012	2011

Share price	$5.24	$7.52	$7.10
Exercise price	$5.24	$7.52	$7.10
Risk-free interest rate	1.41%	1.33%	2.56%
Expected volatility	58.99%	59.84%	71.94%
Expected option life in years	5	5	5
Expected dividends	-	-	-

A total of 90,000 options were granted during the nine-month period ended September 30, 2013 having a weighted average grant date fair value of $2.654 per option (2012 - 90,000 options having a weighted average grant date fair value of $3.86 per option; 2011 - 905,000 options having a weighted average grant date fair value of $4.29 per option).

Expected volatility was estimated considering a five-year historic average share price volatility.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2013, 2012 and 2011
(in US dollars)

7.	Contingencies:

In November 2011, two former directors of the Corporation, who ceased to be directors in 2006, served the Corporation with a Motion to Institute Proceedings filed with the Québec Superior Court seeking an order that they are entitled to exercise options to purchase a total of 125,000 shares of the Corporation at a price of US$4.33 or, in the alternative, damages for lost profit. The Corporation believes that the right to exercise these options ended in May 2007 and that the claims are without merit. The Corporation intends to defend the action vigorously. Accordingly, no provision related to this matter has been recorded in these condensed interim consolidated financial statements.

8.	Income taxes:

The Corporation recognized no income taxes in the statements of operations and comprehensive loss, as it has been incurring losses since inception. Furthermore, no deferred tax asset was recognized since the accumulated tax losses available to be carried forward and used to offset future taxable income are not considered probable of being realized.

9.	Earnings per share:

Weighted average number of common shares outstanding:

	Three months ended September 30,			Nine months ended September 30,
	2013	2012	2011	2013	2012	2011

Issued common shares at beginning of period	34,160,418	33,134,670	32,623,514	33,572,442	32,993,302	32,573,856
Effect of shares issued	139,176	67,845	90,077	434,155	122,478	62,915

Weighted average number of common shares outstanding at September 30	34,299,594	33,202,515	32,713,591	34,006,597	33,115,780	32,636,771

Diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the periods presented. All outstanding options could potentially be dilutive in the future.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Condensed Interim Consolidated Financial Statements, Continued
(Unaudited)

Nine-month periods ended September 30, 2013, 2012 and 2011
(in US dollars)

10.	Related parties:

Executive officers and directors participate in the Corporation’s stock option plan (see note 6 (b)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	Three months ended September 30,			Nine months ended September 30,
	2013	2012	2011	2013	2012	2011

Salaries	$204,064	$175,421	$180,350	$570,622	$502,910	$498,392
Short-term employee benefits	2,500	2,467	2,326	7,629	7,090	7,036
Stock-based compensation	115,160	138,640	245,482	238,860	168,128	3,772,542

	$321,724	$316,528	$428,158	$817,111	$678,128	$4,277,970

Honorariums paid to the independent directors of the Corporation for participation in Board and Committee meetings are $11,500 and $47,000 for the three- and nine-month periods ended September 30, 2013, respectively (2012 – $15,500 and $52,000; 2011 – $11,500 and $47,500).

11.	Comparative information:

Certain of the comparative information has been reclassified to conform to the presentation adopted in the current period.